David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

October 20, 2020

FILED AS EDGAR CORRESPONDENCE

Elena Stojic, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)

Dear Ms. Stojic:

On behalf of our client, The Advisors’ Inner Circle Fund II (the “Trust”), this letter responds to the comments provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 251, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 253, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the RQSI GAA Systematic Global Macro Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Ramsey Quantitative Systems, Inc. (the “Adviser”), the investment adviser of the Fund, for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. With respect to the Fund’s fee table, please confirm supplementally that (i) any management fee charged to the Subsidiary, including any performance fee, will be included in “Management Fees” and (ii) the Subsidiary’s expenses will be included in “Other Expenses.”

Response. (i) The Trust confirms that the Adviser does not charge any management fees, including any performance fees, to the Subsidiary, and thus “Management Fees” reflects only the management fees paid by the Fund to the Adviser. (ii) The Trust confirms that the Subsidiary’s expenses are included in “Other Expenses.”

2.	Comment. Please confirm supplementally that the Subsidiary and its board of directors will designate an agent for service of process in the United States.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Elena Stojic, Esq.

October 20, 2020

Response. The Trust confirms that the Subsidiary and its board of directors will designate an agent for services of process in the United States.

3.	Comment. Please confirm supplementally that the Subsidiary and its board of directors will agree to the Staff’s inspection of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response. The Trust confirms that the Subsidiary and its board of directors will agree to the Staff’s inspection of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

4.	Comment. Please disclose that each investment adviser to the Subsidiary complies with the provisions of Section 15 of the 1940 Act relating to investment advisory contracts as an investment adviser to the Fund as defined in Section 2(a)(20) of the 1940 Act.

Response. The requested change has been made.

5.	Comment. In the “Principal Investment Strategies” section, please clarify the phrase “softs sectors.”

Response The requested change has been made.

6.	Comment. Please confirm supplementally that the principal investment strategies and the principal risks disclosed in the Prospectus reflect the aggregate operations of the Fund and the Subsidiary.

Response. The Trust confirms that the principal investment strategies and the principal risks disclosed in the Prospectus reflect the aggregate operations of the Fund and the Subsidiary.

7.	Comment. In the “Principal Risks” section, please consider whether the “Investment in the Subsidiary Risk” is one of the Fund’s most significant risks. If so, please move the disclosure closer to the top of the section.

Response. The Adviser confirms that the risks are listed in order of importance, with the most significant risks appearing first.

Comments on the Statement of Additional Information

8.	Comment. Please identify the custodian of the Subsidiary.

Response. The requested change has been made.

9.	Comment. Please confirm supplementally that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response. The Trust confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Elena Stojic, Esq.

October 20, 2020

10.	Comment. The Staff notes that in the “Taxes” section, there is a subsection entitled “Controlled Foreign Corporation.” Please provide a reference in the Prospectus, perhaps in response to Item 9 of Form N-1A, directing to this subsection.

Response. The requested change has been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese

David W. Freese

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